Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 6, 2012

BAYTEX TO PRESENT AT THE PETERS & CO. NORTH AMERICAN
OIL & GAS CONFERENCE

CALGARY, ALBERTA (September 6, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Rick Ramsay, Vice President, Alberta/B.C. Business Unit, will be presenting at the Peters & Co. North American Oil & Gas Conference on Tuesday, September 11, 2012 at 10:00am EDT in Toronto, Ontario. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.newswire.ca/en/webcast/detail/1025291/1108841

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Brian Ector, Vice President, Investor Relations
Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca